            COOLBRANDS INTERNATIONAL INC. REPORTS FINANCIAL RESULTS;
               ENTERS INTO COMMITMENT LETTERS WITH JPMORGAN CHASE

     Toronto, Canada, January 12, 2006 - CoolBrands International Inc. ("CoolBrands") (TSX: COB.SV.A) today announced financial results for the first quarter of fiscal 2006 and also announced that it has entered into commitment letters with JPMorgan Chase for new senior secured credit facilities.

Financial Results

     Revenues for the first quarter of fiscal 2006 increased to $91,528,000 from $89,292,000 for the same quarter last year. Net loss for the quarter was $(4,404,000) (($0.08) basic and diluted loss per share) as compared with net earnings of $4,333,000 ($0.08 basic and diluted earnings per share) for the same quarter last year.

     Commenting on the results, David J. Stein, President and Chief Executive Officer of CoolBrands International Inc. stated, "As we expected, our revenues and net earnings in this first quarter continued to reflect the trends that impacted our results during fiscal 2005, in particular the lower sales in our prepackaged frozen dessert business. Our strategy to respond - described several weeks ago - is well underway: we are implementing an aggressive program of new brand introductions and product innovation in the frozen dessert segment under the Godiva, Yoplait and Disney brands and, with the Breyers Yogurt brand, expanding the categories in which we compete and enhancing the Company's positioning as a marketer of dairy based snack foods."

Commitment Letters

     CoolBrands has signed binding commitment letters with J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. in respect of new credit facilities. The facilities will be structured as follows: (a) a US$48 million senior secured revolving credit facility for CoolBrands and its subsidiaries (other than Americana Foods Limited Partnership), (b) a US$8 million senior secured revolving credit facility in respect of which Americana Foods Limited Partnership will be the borrower, and (c) a US$15 million term loan in respect of which Americana Foods Limited Partnership will be the borrower. The facilities are for a term of three years and provide for interest at LIBOR plus 2% for revolving debt and LIBOR plus 2.5% for term debt. J.P. Morgan Securities Inc. has agreed to use its commercially reasonable efforts to syndicate the new credit facilities to a group of lenders including JPMorgan Chase Bank, N.A., which has committed to provide up to half of the new credit facilities. The CoolBrands credit facility will be secured by all of the assets of CoolBrands and its subsidiaries other than Americana Foods Limited Partnership. The Americana Foods Limited Partnership credit facilities will be secured by all of the assets of Americana Foods Limited Partnership. All of the credit facilities will be unconditionally guaranteed by CoolBrands and certain of its subsidiaries.

     The Company's existing credit facility with JPMorgan Chase Bank, N.A. expires on April 3, 2006. The Company further announced today that the term of the existing credit facility of Americana Foods Limited Partnership with Regions Bank has been extended to March 10, 2006.

     CoolBrands currently has approximately US$35.6 million of short term debt owing to JPMorgan Chase Bank, N.A. and CoolBrands' 50.1% owned subsidiary, Americana Foods Limited Partnership, has approximately US$10.1 million of short term debt owing to Regions Bank. These liabilities will be repaid upon the closing of the new facilities.

     Closing of the new facilities is conditional upon syndication, the completion of due diligence by JP Morgan Securities Inc. and JPMorgan Chase Bank, N.A., the absence of any material adverse change and other customary conditions.

Conference Call and Webcast

     The Company will hold a conference call to discuss its first quarter 2006 results on January 18, 2006 at 5:00 PM Eastern time. Persons wishing to participate in the call should telephone 1-866-898-9626 in North America; International participants should call (416) 340-2216. The call will also be webcast live on the following Internet site at: http://events.startcast.com/events/188/B0002 and subsequently archived at: www.coolbrandsinc.com and http://events.startcast.com/events/188/B0002

About CoolBrands International: CoolBrands International is a leading marketer of dairy based snacks in the refrigerated and frozen snack foods categories. In the frozen snack foods category, CoolBrands manufactures and distributes such well known brands as Godiva Ice Cream, Whole Fruit Sorbet, Eskimo Pie frozen snacks, Tropicana Fruit Bars, Chipwich Ice Cream Cookie Sandwiches and many others. In the refrigerated dairy category, CoolBrands manufactures and distributes Breyer's Yogurt and Creme Savers Yogurt. CoolBrands operates a "direct store delivery" (DSD) ice cream distribution system in selected markets in the U.S., serving CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' 50.1% owned subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products, frozen snacks and other food products to well known national retailers, food companies and restaurant chains. CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Dairy Components Division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

For more information about CoolBrands, visit www.coolbrandsinc.com.

Forward Looking Statements: This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                     - 30 -

For more information, please contact:

David J. Stein
Co-Chairman, President and Chief Executive Officer
(631) 737-9700

CoolBrands International Inc.
Consolidated Balance Sheets
as at November 30, and August 31, 2005

---------------------------------------------------------------------------------------------------------------------------
(Unaudited)
(Amounts expressed in thousands of dollars)
                                                                            November 30,       August 31, 2005
                                                                                    2005
                                                                             (Unaudited)
Assets
Current assets:
  Cash                                                                          $ 20,745              $ 24,062
  Investments                                                                                            7,500
  Restricted cash                                                                 10,000                10,000
  Receivables, net                                                                39,196                54,526
  Receivables - affiliates                                                         1,745                 1,840
  Inventories                                                                     45,683                49,955
  Income taxes recoverable                                                         9,279                 9,767
  Prepaid expenses                                                                 1,693                 2,413
  Deferred income taxes                                                            6,475                 5,148
                                                            --------------------------------------------------
Total current assets                                                             134,816               165,211

Deferred income taxes, net of valuation  allowance                                14,839                14,799
Property, plant and equipment                                                     46,852                47,639
Intangible and other assets                                                       22,578                22,369
Goodwill                                                                          47,827                47,827
                                                            --------------------------------------------------
                                                                                $266,912              $297,845
                                                            ==================================================
Liabilities and shareholders' equity
Current liabilities:
  Accounts payable                                                              $ 33,665              $ 53,300
  Payables - affiliates                                                              555                   620
  Accrued liabilities                                                             26,500                30,015
  Deferred income taxes                                                               93                    93
  Short term borrowings                                                           34,553                34,553
  Current maturities of long-term debt                                            16,621                18,161
                                                            --------------------------------------------------
Total current liabilities                                                        111,987               136,742
Long-term debt                                                                     8,111                 8,248
Other liabilities                                                                  2,687                 2,881
Deferred income taxes                                                              6,244                 6,180
                                                            --------------------------------------------------
Total liabilities                                                                129,029               154,051
                                                            --------------------------------------------------
Minority interest                                                                  3,618                 5,388
                                                            --------------------------------------------------
Commitments and contingencies
Shareholders' equity:
Capital stock                                                                     97,727                97,578
Additional paid-in-capital                                                        46,582                46,376
Accumulated other comprehensive earnings                                          (1,788)               (1,696)
Retained earnings                                                                 (8,256)               (3,852)
                                                            --------------------------------------------------
Total shareholders' equity                                                       134,265               138,406
                                                            --------------------------------------------------
                                                                                $266,912              $297,845
                                                            ==================================================

CoolBrands International Inc.
Consolidated Statements of Operations
for the three months ended November 30, 2005 and 2004

-----------------------------------------------------------------------------------------------------------------------
(Unaudited)
(Amounts expressed thousands of dollars, except for per share data)

                                                                                 For the three months ended
                                                                           November 30, 2005         November 30, 2004
Net revenues:
  Net sales                                                                          $89,103                   $85,128
  Royalties, licensing, and consumer products license revenue                          1,208                     1,699
  Drayage and other income                                                             1,217                     2,465
                                                                     -------------------------------------------------
Total net revenues                                                                    91,528                    89,292
                                                                     -------------------------------------------------
  Cost of goods sold                                                                  85,294                    75,824
  Selling, general and administrative expenses                                        13,722                     8,226
  Stock-based compensation expense                                                       263                        80
  Interest expense                                                                     1,297                       355
                                                                     -------------------------------------------------
(Loss) earnings before income taxes and minority interest                             (9,048)                    4,807
Minority interest                                                                     (1,770)                     (642)
                                                                     -------------------------------------------------
(Loss) earnings before income taxes                                                   (7,278)                    5,449
(Recovery of) provision for income taxes                                              (2,874)                    1,116
                                                                     -------------------------------------------------
Net (loss) earnings                                                                  $(4,404)                  $ 4,333
                                                                     =================================================
Per share data:
(Loss) earnings per share:
Basic and diluted                                                                    $ (0.08)                  $  0.08
                                                                     =================================================
Weighted average shares outstanding:
  Shares used in per share calculation - basic                                        56,012                    55,893
  Shares used in per share calculation - diluted                                      56,012                    56,109

CoolBrands International Inc.
Consolidated Statements of Operations
for the three months ended November 30, 2005 and 2004

--------------------------------------------------------------------------------------------------------------------------

(Unaudited)
(Amounts expressed thousands of dollars, except for per share data)

                                                                                     For the three months ended
                                                                                 November 30,               November 30,
                                                                                         2005                       2004
Cash and short term investments provided by (used in):
Operating activities:
Net (loss) earnings                                                                  $ (4,404)                   $ 4,333
Adjustments to reconcile net earnings to net cash flows from operating activities
    Depreciation and amortization                                                       1,617                      1,194
    Stock-based compensation expense                                                      263                         80
    Excess tax benefits from stock-based compensation                                    (104)
    Deferred income taxes                                                              (1,303)                      (143)
    Minority interest                                                                  (1,770)                      (642)
Cash effect of changes
    Receivables                                                                        15,432                        711
    Receivables - affiliates                                                               96                        949
    Allowance for doubtful accounts                                                      (160)                        25
    Inventories                                                                         4,271                     (1,414)
    Income taxes recoverable                                                              488
    Prepaid expenses                                                                      720                     (1,306)
    Accounts payable                                                                  (19,632)                     4,768
    Payables - affiliates                                                                 (65)                      (451)
    Accrued liabilities                                                                (3,514)                     3,768
    Income taxes payable                                                                                          (2,284)
    Other assets                                                                         (338)                      (146)
    Other liabilities                                                                    (194)                        42
                                                                 -------------------------------------------------------
Cash (used in) provided by operating activities                                        (8,597)                     9,484
                                                                 -------------------------------------------------------
Investing activities:
Purchase of property, plant and equipment                                                (705)                    (2,152)
Purchase of license agreements                                                                                       (14)
Redemption of investments                                                               7,500
Increase in notes receivable                                                               (8)
Collection of notes receivable                                                             66                          4
                                                                 -------------------------------------------------------
Cash provided by (used in) investing activities                                         6,853                     (2,162)
                                                                 -------------------------------------------------------
Financing activities:
Proceeds from issuance of Class A and B shares                                             92
Change in revolving line of credit, secured                                              (770)                     2,223
Repayment of long-term debt                                                              (907)                      (969)
Excess tax benefits from stock-based compensation                                         104
                                                                 -------------------------------------------------------
Cash (used in) provided by financing activities                                        (1,481)                     1,254
                                                                 -------------------------------------------------------
(Decrease) in cash flow due to changes in foreign exchange                                (92)                    (2,100)
    rates
                                                                 -------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                       (3,317)                     6,476
Cash and cash equivalents - beginning of period                                        24,062                     36,277
                                                                 -------------------------------------------------------
Cash and cash equivalents -end of period                                             $ 20,745                   $ 42,753
                                                                 =======================================================

CoolBrands International Inc.
Summary Financial Data

----------------------------------------------------------------------------------------------------------------------
(in thousands of dollars, except share data):
                                                                                   For the three months ended
                                                                              November 30,                November 30,
                                                                                      2005                        2004
                                                                                        $                         $
------------------------------------------------------------- ---------------------------- ---------------------------
Net revenues                                                                     91,528                      89,292
(Loss) earnings before income taxes                                              (7,278)                      5,449
(Recovery of) provision for income taxes:                                        (2,874)                      1,116
Net (loss) earnings                                                              (4,404)                      4,333

Basic (loss) earnings per share:
Basic and diluted:                                                              $ (0.08)                    $  0.08

Depreciation and amortization                                                     1,617                       1,194
Interest expense                                                                  1,297                         355
Weighted average number of shares outstanding:
  Shares used in per share calculation - basic                                   56,012                      55,893
  Shares used in per share calculation - diluted                                 56,012                      56,109


About CoolBrands International Inc.:

CoolBrands International Inc. markets a broad range of ice creams and frozen snacks under a family of brands, including Eskimo Pie, Godiva Ice Cream, Whole Fruit Sorbet, Snapple On Ice Pops, Tropicana Fruit Bars, No Pudge! Frozen Snacks, Crayola Color Pops, Yoplait Frozen Yogurt and many other well recognized brand names. CoolBrands also manufactures, markets and sells fresh yogurt products, including Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties. CoolBrands' operates a "direct store door" (DSD) frozen distribution system in selected markets in the U.S. to deliver CoolBrands products and Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' subsidiary, Americana Foods, manufactures soft serve mixes, packaged ice cream, frozen snacks and other food products for CoolBrands and for well known national retailers, food companies and restaurant chains. CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry.

For more information about CoolBrands, visit www.coolbrandsinc.com.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

For further information, contact:

David J. Stein, President and Chief Executive Officer
Telephone: (631) 737-9700 (ext. 216)